Exhibit 99.1

Deep Sea Minerals Announces Proposed U.S. Listing and Public Offering

VANCOUVER, October 26, 2026 (BUSINESS WIRE) — Deep Sea Minerals Corp. (CSE: SEAS) (OTCQB: DSEAF) (FSE: X450) (“Deep Sea Minerals” or the “Company”), a subsea mineral exploration and development company focused on advancing critical mineral opportunities from the deep ocean, today announced the filing of a preliminary prospectus supplement (the “Supplement”) to its short form base shelf prospectus dated July 28, 2026 (the “Base Prospectus”), in connection with a proposed public offering in the United States and in certain other jurisdictions outside of Canada of its common shares, represented by American depositary shares (“ADSs”) (each ADS offered is expected to represent 12 common shares of the Company) and warrants (the “ADS Warrants”) exercisable for ADSs (the “Offering”) in connection with the Company’s proposed listing of the ADSs on a U.S. national securities exchange.

Maxim Group LLC is acting as sole book-running manager for the Offering.

The Supplement was filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Nova Scotia. The Supplement and accompanying Base Prospectus were also filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s registration statement on Form F-10, as it may be amended from time to time (the “Registration Statement”), in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company intends to use the net proceeds of the Offering to advance the Company’s applications for subsea mineral exploration rights in the Clarion-Clipperton Fracture Zone under the Deep Seabed Hard Mineral Resources Act of 1980 (United States) regime and in the Cook Islands Exclusive Economic Zones, pre-offshore technical, environmental and contractor readiness workstreams, U.S. listing and public company compliance costs, and general working capital. The net proceeds of the Offering will not be sufficient to fund any offshore work program.

The Company also expects to grant to the underwriter a 45-day option to purchase up to an additional 15% of the number of ADSs and/or ADS Warrants offered in the Offering. The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The closing of the Offering will be subject to customary closing conditions, including any required approvals from the Canadian Securities Exchange and such U.S. national securities exchange.

The Offering is being made pursuant to an effective shelf registration statement on Form F-10 (File No. 333-297854) previously filed with the SEC, which became effective on July 31, 2026. Deep Sea Minerals may offer and sell securities in both the United States and other jurisdictions outside of Canada. No securities will be offered or sold to Canadian purchasers under the Offering. The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. The Base Prospectus is and the Supplement (when filed) will be available for free on the SEC’s website at www.sec.gov and on SEDAR+ at www.sedarplus.ca. Copies of the Supplement (when filed) and accompanying Base Prospectus, and any amendment to the documents may also be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com. Prospective investors should read the Supplement (when filed) and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision. The final terms of the Offering will be disclosed in a final prospectus supplement to be filed with the SEC and on SEDAR+.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT DEEP SEA MINERALS CORP.

Deep Sea Minerals Corp. is a seabed mineral exploration and development company focused on evaluating opportunities to support the future supply of critical minerals through the acquisition, exploration, and development of deep-sea mineral assets.

The Company’s strategy is centered on identifying jurisdictions and geological settings with potential exposure to polymetallic nodule systems, which are recognized for containing combinations of metals that may be relevant to defense, industrial manufacturing, clean energy infrastructure, advanced electronics, and artificial intelligence-related supply chains. These seabed resources represent a largely undeveloped component of the global mineral supply base and are the subject of increasing policy, scientific, and regulatory attention worldwide.

As part of this process, the Company has commenced early-stage engagement with selected governments and regulatory bodies in the Pacific Ocean region to assess potential pathways for future exploration initiatives, subject to applicable international, national, and environmental frameworks.

For further information, please see the Company’s website: https://www.deepseamineralscorp.com

NOTICE ON FORWARD-LOOKING STATEMENTS

This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Deep Sea Minerals and its business, which may include, but are not limited to, statements regarding the Offering, the intended listing of the ADSs on a U.S. national securities exchange, the granting of the over-allotment option and the anticipated use of proceeds from the Offering. Completion of the Offering and the intended listing of the ADSs on a U.S. national securities exchange are subject to numerous factors, many of which are beyond Deep Sea Minerals’ control, including but not limited to, market conditions, the failure of the parties to satisfy certain closing conditions, the failure of the Company to satisfy certain listing requirements and other important factors disclosed previously and from time to time in Deep Sea Minerals’ filings with the securities regulatory authorities in each of the provinces and territories of Canada, except Nova Scotia and the SEC. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Although Deep Sea Minerals believes that the expectations represented by forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Deep Sea Minerals is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.

For further information, please contact:

James A. Deckelman

Chief Executive Officer

Phone: 1-281-467-1279

Email: info@deepseamineralscorp.com